UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-16276

Sterling Financial Corporation (Exact name of registrant as specified in its charter)

101 North Pointe Boulevard, Lancaster PA 17601-4133, (717) 581-6030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $5.00 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, The PNC Financial Services Group, Inc., as successor to Sterling Financial Corporation pursuant to the merger of Sterling Financial Corporation with and into The PNC Financial Services Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2008 THE PNC FINANCIAL SERVICES GROUP, INC.

By: /s/ Georger P. Long, III_______ Name: George P. Long, III Title: Senior Counsel and Corporate Secretary